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Report of Independent Accountants



To the Board of Trustees of
GE Institutional S&P 500 Index Fund

We have examined management's assertion, included in the accompanying Management Assertion Regarding Compliance with Certain Provisions of the
 Investment Company Act of 1940, about GE Institutional S&P 500 Index Fund's (the "Fund's") compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company Act of 1940
(the "Act") as of September 30, 2003. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, include examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2003, and with respect to agreement of security purchases and sales, for the period from July 31, 2003 (the date of our last examination), through September 30, 2003:

-	Confirmation of all securities held in book entry form at the
 Depository Trust Company. For such securities, review of all reconciliations of the investment positions recorded at State Street
Bank and Trust Company, the fund's custodian (the "Custodian"), to the positions held in omnibus form for the Custodian's account at the Depository Trust Company;

-	Confirmation of the all mutual funds owned with their respective transfer agents;

-	Confirmation of all futures contracts with their respective
        brokers;

-	Confirmation of all securities hypothecated, pledged, placed in escrow,
        or out for transfer with brokers, pledgees and/or transfer agents;

-	Reconciliation of all such securities to the books and records of the
        Fund and the Custodian;

-	Agreement of ten security purchases and ten security sales or maturities
        since our last report from the books and records of the Fund to the broker confirmations.



We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Fund'scompliance with specified requirements.

In our opinion, management's assertion that the GE Institutional S&P 500 Index Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2003 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the
 Board of Trustees, management, and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ PricewaterhouseCoopers LLP

March 10, 2004



[GE LOGO]

GE Asset Management Incorporated
3003 Summer Street, P.O. Box 7900
Stamford, CT, 06904-7900
(203) 326-2300









Management Assertion Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940


We, as members of management of GE Institutional S&P 500 Index Fund (the "Fund"), one of the portfolios of GE Institutional Funds, are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act
 of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.
  We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of
September 30, 2003, and from July 31, 2003 through September 30, 2003.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2003, and from
July 31, 2003 through September 30, 2003, with respect to securities reflected in the investment account of the Fund.


GE Institutional Funds (GE Institutional S&P 500 Index Fund)


By:


/s/ Michael J. Cosgrove
Michael J. Cosgrove
President




/s/ Robert Herlihy
Robert Herlihy
Treasurer